UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          SCHEDULE 13D/Amendment No. 4

                    Under the Securities Exchange Act of 1934


                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   736 420 100
             -------------------------------------------------------
                                 (CUSIP Number)

                             John D. Guinasso, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      MacTarnahan Portland Brewing Company Voting Trust
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power          1,677,252.75
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        1,459,200.75
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  7,412,989.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  74.5%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Electra Partners, Inc.  EIN 93-0844341
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          791,958.75
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       791,958.75
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  7,412,989.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  74.5%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               CO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Charles A. Adams Family Trust  EIN ###-##-####
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power            0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power          666,192
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power       666,192
                           -----------------------------------------------------

                           10.      Shared Dispositive Power     0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   7,412,989.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  74.5%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               OO

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Charles Anthony Adams
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        0
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     0
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  7,412,989.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  74.5%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Charles Francis Adams III
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        525
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     525
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   7,412,989.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  74.5%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               IN

CUSIP No.  736 420 100
--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Katherine Adams McBride
-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)  X
                    ------------------------------------------------------------

               (b)
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)  OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization   Oregon, United States of America
--------------------------------------------------------------------------------



Number of                  7.       Sole Voting Power          0
                           -----------------------------------------------------
Shares Beneficially
Owned by                   8.       Shared Voting Power        525
                           -----------------------------------------------------
Each Reporting
Person With                9.       Sole Dispositive Power     525
                           -----------------------------------------------------

                           10.      Shared Dispositive Power   0
                           -----------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   7,412,989.5
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)  74.5%
--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)
               IN

                                Preliminary Note:

This Schedule 13D Amendment No. 4 amends and restates in its entirety the previously filed Schedule 13D Amendment No. 3 which was filed on August 10, 2001.

Item 1. Security and Issuer

         This statement relates to the common stock, no par value ("Common Stock"), of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 2. Identity and Background

         (a) - (f)

         This statement is being filed on behalf of a group consisting of the following six reporting persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

         1) MacTarnahan Portland Brewing Company Voting Trust. The MacTarnahan Portland Brewing Company Voting Trust ("Voting Trust") is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, Oregon 97225. The principal business of the Voting Trust is to hold shares of Portland Brewing Company and to vote the shares as directed by the trustee. Robert Malcolm MacTarnahan (business address: 11416 SW Lynnridge, Portland, Oregon 97225; citizenship: United States of America) is the trustee of the Voting Trust and Robert Scott MacTarnahan (business address: 11416 SW Lynnridge, Portland, Oregon 97225; citizenship: United States of America) is a successor trustee of the Voting Trust.

         2) Charles Anthony Adams. Charles Anthony Adams' business address is 2730 NW 31st Avenue, Portland, Oregon 97210. Mr. Adams is a director and President of the Company and is a director and President of Electra. Mr. Adams is a citizen of the United States of America.

         3) Electra Partners, Inc. Electra Partners, Inc. ("Electra") is an Oregon corporation with its principal office located at 17675 Farmington Road, Aloha, Oregon 97007-3216 Electra's principal business is owning and operating a landfill. Charles Anthony Adams is a director and President of Electra. Each of Peter Francis Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, and Carol Crampton Adams, 3011 SW Nottingham Drive, Portland, Oregon 97201, is a Vice President and director of Electra. Peter Francis Adams and Carol Crampton Adams are citizens of the United States of America.

         4) Charles A. Adams Family Trust. Charles A. Adams Family Trust is a trust formed under the laws of the State of Oregon with its principal office located at 1539 SW Elizabeth Ct., Portland, Oregon 97201. The trustee of the Charles A. Adams Family Trust is Charles A. Adams and the principal business of the Charles A. Adams Family Trust is to hold and manage investments for its beneficiaries.

         5) Charles Francis Adams III. Charles Francis Adams III's address is 4923 SW Lowell, Portland, Oregon 97221. Charles Francis Adams III is a citizen of the United States of America.

         6) Katherine Adams McBride. Katherine Adams McBride's address is 2636 NE 11th Ave., Portland, Oregon 97212. Katherine Adams McBride is a citizen of the United States of America.

         The Reporting Persons described in 2-6 above are referred to herein as the "Adams Parties."

         No Reporting Person or other person identified above or in Item 5(b) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No Reporting Person or other person identified above or in Item 5(b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above or in Item 5(b) has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         This statement relates to the acquisition of Common Stock of the Company in a real estate transaction. On October 12, 2001, Portland Brewing Building, L.L.C. ("PBB") transferred real property and associated personal property (the "Property") to the Company in exchange for a total of 1,382,748 shares of Common Stock, valued at $.25 per share, and the Company's assumption of indebtedness in the amount of $1,257,753.90.

         The members of PBB are MacTarnahan Limited Partnership, Harmer Mill & Logging Supply Co. and Electra. The Voting Trust is deemed to beneficially own all shares which are beneficially owned by MacTarnahan Limited Partnership and Harmer Mill & Logging Supply Co., who are beneficiaries of the Voting Trust.

         The persons described in Item 2 are a "group" (the "Group") as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934 (the "34 Act"). Pursuant to Rule 13d-5, promulgated under the 34 Act, the Group is deemed to beneficially own all shares of the Company which are beneficially owned by any member of the Group. Therefore, each member of the Group is deemed to beneficially own the 1,382,748 shares of Common Stock acquired by MacTarnahan Limited Partnership, Harmer Mill & Logging Supply Co. and Electra in exchange for the Real Property. Each member of the Group is deemed to beneficially own a total of 7,412,989.5 shares of Common Stock.

Item 4. Purpose of the Transaction

         The Voting Trust acquired voting control of the shares of Common Stock beneficially owned by the Group in order to gain control of the Company. The trustee and certain beneficiaries of the Voting Trust will not continue to provide credit services to the Company unless the Voting Trust has voting control of the Company.

         The additional shares of Common Stock reported in this amendment were acquired from the Company in exchange for the Real Property.

         Other than as described above, the Reporting Persons do not currently have any plans or proposals which would relate to or result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) any change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing the Shares to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 34 Act; or

     (j) any action similar to any of those actions set forth in this paragraph.


Item 5.  Interests in Securities of the Issuer

         (a) Pursuant to Rule 13d-5(b)(1), each member of the Group is deemed to be the beneficial owner of 7,412,989.5 shares of Common Stock, 88,735.5 of which shares are beneficially owned as members of the Group have the right to acquire such shares pursuant to options or warrants. The shares of Common Stock beneficially owned by the Group represent 74.5% of the outstanding Common Stock of the Company.

         (b) The members of the Group together have the sole power to vote and the sole power to dispose of 7,412,989.5 shares of Common Stock. Each of the Adams parties shares the power to vote their respective shares with the Voting Trust.

         See Items 7-10 on each of the cover pages to this Schedule 13D for specific information as to the voting and dispositive power of each of the Reporting Persons.

         (c) On October 12, 2001, PBB transferred the Property to the Company in exchange for a total of 1,382,748 shares of Common Stock, valued at $.25 per share and the Company's assumption of indebtedness in the amount of $1,257,753.90. The transaction was closed in Portland, Oregon.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect o0 Securities of the Issuer

         The Adams Parties and the Voting Trust entered into a Voting Agreement on July 27, 2001. Under the Voting Agreement, the Adams Parties agree to vote all of their shares of Common Stock as directed by the trustee of the Voting Trust. The Voting Agreement will be effective as long as any parties to the Voting Trust provide credit services to the Company.

         Robert M. MacTarnahan, R. Scott MacTarnahan, Ruth A. MacTarnahan, Jean
R. MacTarnahan, Andrea J. MacTarnahan, Sara M. Whitworth, The MacTarnahan Family Trust, the MacTarnahan Limited Partnership, Black Lake Investments, Harmer Mill & Logging Supply Co. and Robert M. MacTarnahan, as trustee for the Voting Trust entered into the MacTarnahan Portland Brewing Company Voting Trust Agreement effective May 31, 2001 ("Trust Agreement"). Each beneficiary of the Voting Trust contributed all of their respective shares of Common Stock, as well as Options and Warrants for Common Stock, to the Voting Trust in exchange for voting trust certificates. The beneficiaries of the Voting Trust retain all pecuniary interests in the Common Stock held by the Voting Trust but have no voting rights. The Trust Agreement provides that the trustee - currently Robert Malcolm MacTarnahan - will vote all shares of Common Stock in the Voting Trust in the trustee's sole discretion. The beneficiaries of the Voting Trust may transfer their voting trust certificates. The Trust Agreement expires on May 31, 2011 unless earlier terminated in accordance with its terms.

Item 7. Material to Be Filed as Exhibits

         1) Voting Agreement dated July 27, 2001. (incorporated by reference to
Exhibit 1 to the Schedule 13D/Amendment No. 2 filed by MacTarnahan Portland Brewing Company Voting Trust and other group members on July 30, 2001).

         2) MacTarnahan Portland Brewing Company Voting Trust Agreement dated May 31, 2001 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the MacTarnahan Portland Brewing Company Voting Trust and other group members on June 8, 2001).

         3) Joint Filing Agreement dated July 27, 2001. (incorporated by reference to Exhibit 1 to the Schedule 13D/Amendment No. 2 filed by MacTarnahan Portland Brewing Voting Company Trust and other group members on July 30, 2001).

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    Charles Anthony Adams

                                    /s/ Charles Francis Adams III
                                    -------------------------------------------
                                    Charles Francis Adams III

                                    /s/ Katherine Adams McBride
                                    -------------------------------------------
                                    Katherine Adams McBride

                                    Charles A. Adams Family Trust

                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    By:  Charles Anthony Adams
                                    Its: Trustee

                                    Electra Partners, Inc.

                                    /s/ Charles Anthony Adams
                                    -------------------------------------------
                                    By:  Charles Anthony Adams
                                    Its: President

                                    MacTarnahan Portland Brewing Company Voting
                                    Trust

                                    /s/ Robert M. MacTarnahan
                                    -------------------------------------------
                                    By:  Robert M. MacTarnahan
                                    Its: Trustee